REGIONS MORGAN KEEGAN SELECT FUNDS

                                 5800 Corporate Drive
                          Pittsburgh, Pennsylvania 15237-7010

                                     May 14, 2002


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: REGIONS MORGAN KEEGAN SELECT FUNDS (the "Trust")
         Regions Morgan Keegan Select Government Money Market Fund Regions Morgan Keegan Select Fixed Income Fund
         Regions Morgan Keegan Select Limited Maturity Government Fund Regions Morgan Keegan Select Treasury Money Market Fund
         Regions Morgan Keegan Select Aggressive Growth Fund
         Regions Morgan Keegan Select Balanced Fund
         Regions Morgan Keegan Select Growth Fund
         Regions Morgan Keegan Select Value Fund
         1933 Act File No. 33-44737
         1940 Act File No. 811-6511

Dear Sir or Madam:

     On behalf of REGIONS MORGAN KEEGAN SELECT FUNDS (the "Trust"), I hereby submit this application for withdrawal of the definitive Supplement to the Prospectus of the above referenced Trust dated January 31, 2002, which was filed on May 1, 2002 pursuant to Rule 497(e) under the Securities Act of 1933 (the "Act")

     The electronic filing contained a Supplement to the Prospectus; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

     This withdrawal is being made as a result of a need to include additional information in the Supplement.

     Pursuant to the requirements of Rule 477(a) of the Act, the Assistant Secretary of the Trust has signed this application for withdrawal of the Supplement this 14th day of May 2002.

     If you have any questions regarding this application for withdrawal, please contact Michael D. Mayer at (412) 288-6812.

                                    Very truly yours,



                                    /s/Gail C. Jones
                                    Gail C. Jones
                                    Assistant Secretary